UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AmeriServ Financial, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

03074A102
(CUSIP Number)
Bryan Abbott c/o SB Value Partners, L.P. 1903 San Pedro Ave. San Antonio, Texas 78212-3310 210-483-5050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 18, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	03074A102	Page 2 of 12 Pages
1	NAME OF REPORTING PERSON
SB Value Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,319,019
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,319,019
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,319,019
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%(1)
14	TYPE OF REPORTING PERSON
PN, IA

(1)

The percentage reported in this Schedule 13D is based upon 17,147,270 shares of common stock outstanding at as of March 20, 2024 according to the Annual Report on Form 10-K for the year ended December 31, 2023 filed by AmeriServ Financial, Inc. with the U.S. Securities and Exchange Commission on March 27, 2024.

CUSIP No. 03074A102

SCHEDULE 13D

Item 1.	Security and Issuer.

The Reporting Person (defined herein) previously filed a statement on Schedule 13G on August 15, 2023 (the “Schedule 13G”). This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of AmeriServ Financial, Inc., a Pennsylvania corporation (the “Issuer”), and amends and supersedes the Schedule 13G. The Common Stock is listed on The Nasdaq Stock Market LLC under the trading symbol “ASRV”. The principal executive offices of the Issuer are located Main & Franklin Streets, P.O. Box 430, Johnstown, Pennsylvania 15907-0430.

Item 2.	Identity and Background.

(a)         This Schedule 13D is filed by SB Value Partners, L.P. (the “Reporting Person”). The general partner of the Reporting Person is Foxfield Investments, L.L.C. (the “GP”) and the managing member of the GP is Scott A. Barnes (“Barnes”).

(b)         The address of the business office of the Reporting Person, the GP and Barnes is:

c/o SB Value Partners, L.P.
1903 San Pedro Ave.
San Antonio, Texas 78212-3310

(c)         The principal business of the Reporting Person is investment in securities and serving as a registered investment adviser. The principal business of the GP is serving as the general partner of the Reporting Person. The principal business of Barnes is investments.

(d)         None of the Reporting Person, the GP or Barnes has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         None of the Reporting Person, the GP or Barnes has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Citizenship/Place of Organization:

The Reporting Person is a limited partnership formed under the laws of the State of Texas.

The GP is a limited liability company formed under the laws of the State of Texas.

Barnes is a citizen of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

The source of funds used to purchase the 1,319,019 shares of Common Stock to which this Schedule 13D relates (the “Shares”) was Working Capital of the Reporting Person’s client (the “Client”). Pursuant to a Discretionary Institutional Investment Advisory Agreement entered into between the Reporting Person and the Client on August 9, 2023 (the “Investment Advisory Agreement”), the Reporting Person has the sole power to vote and dispose of the Shares. As used herein, the term “Working Capital” refers to funds contributed to the Client by its owners along with other working capital. The Shares were purchased by the Client for an aggregate purchase price of approximately $5,087,850.

CUSIP No. 03074A102

Barnes is the beneficial owner of 1,641 shares of Common Stock of the Issuer held through an individual retirement account (the “IRA Shares”). The IRA Shares were purchased with the personal funds of Barnes through a series of open market transactions for a total purchase price of approximately $6,567.

Item 4.	Purpose of Transaction.

Pursuant to a series of open market transactions, the Client has purchased an aggregate of 1,319,019 shares of Common Stock for an aggregate purchase price of approximately $5,087,8450 in cash. The Shares were acquired by the Client for the purpose of investment.

As set forth in a Cooperation Agreement, dated effective as of April 18, 2024, between the Issuer and the Reporting Person (the “Cooperation Agreement”), the Issuer, including its Chairman of the Board, President and Chief Executive Officer, members of the Issuer’s senior management, and other designated members of the Issuer’s Board of Directors (the “Board”), and the Reporting Person, as a result of its extensive experience as a knowledgeable investor in community banks and community bank trust departments, will regularly consult on financial performance metrics (including, without limitation, earnings per share growth, efficiency ratio improvement, and deposit and loan growth), business development, and similar matters. In addition, the Issuer and the Reporting Person agree to actively engage in substantive collaborative discussions designed to promote performance improvement and optimal Issuer performance in light of the Issuer’s strategic objectives, subject in all events to input from and approval by the Board.

The Cooperation Agreement places certain restrictions on the Reporting Person during the Standstill Period set forth in the Cooperation Agreement, which ends on the date that immediately follows the closing of the period for submission of shareholder nominations for the Issuer’s 2025 annual meeting of shareholders. Such restrictions during the Standstill Period include, among others, (i) a restriction on the Reporting Person’s acquiring greater than 9.9% of the Issuer’s outstanding shares of Common Stock without the prior written consent of the Issuer and (ii) restrictions on the Reporting Person’s ability to solicit proxies or advise or encourage any shareholders to vote shares of the Issuer, other than in a manner that is consistent with the Board’s recommendation on a matter or in connection with an Extraordinary Transaction (as defined in the Cooperation Agreement). Additionally, the Cooperation Agreement provides that during the Standstill Period the Reporting Person will vote all shares of Common Stock beneficially owned by it in accordance with the recommendations of the Board with respect to (a) the election, removal or replacement of any director, (b) the ratification of the appointment of the Issuer’s independent registered public accounting firm, and (c) any other proposal submitted to the shareholders of the Issuer by either the Issuer or any shareholder of the Issuer; provided, however, that the Reporting Person is permitted to vote in its sole discretion on any proposal by any third party or the Issuer in respect of, or that could reasonably be expected to result in, any Extraordinary Transaction.

The Reporting Person intends to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Stock, monetary and stock market conditions and other further developments. Subject to the foregoing of this Item 4, the Reporting Person may, from time to time, acquire beneficial ownership of additional securities of the Issuer and retain or sell all or a portion of the Issuer’s securities beneficially owned by the Reporting Person in open market transactions, in privately negotiated transactions, or otherwise.

CUSIP No. 03074A102

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions (the “Relevant Actions”):

(a)         The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)         A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)         Any material change in the present capitalization or dividend policy of the Issuer;

(f)         Any other material change in the Issuer’s business or corporate structure;

(g)         Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         Any action similar to any of those enumerated above.

The IRA Shares were acquired by Barnes through his individual retirement account for the purpose of investment. With respect to the IRA Shares beneficially owned by Barnes, Barnes intends to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Stock, monetary and stock market conditions and other further developments. Subject to the foregoing of this Item 4, Barnes may, from time to time, acquire beneficial ownership of additional securities of the Issuer and retain or sell all or a portion of the Issuer’s securities beneficially owned by Barnes in open market transactions, in privately negotiated transactions, or otherwise. Except as set forth in this Item 4, Barnes has no present plans or proposals that relate to or that would result in any of the Relevant Actions.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person is the beneficial owner of 1,319,019 shares of Common Stock, which constitutes approximately 7.7% of the 17,147,270 shares of Common Stock outstanding as of March 20, 2024 according to the Annual Report on Form 10-K for the year ended December 31, 2023 filed by the Issuer with the U.S. Securities and Exchange Commission on March 27, 2024 (the “10-K”). The Reporting Person has the sole power to vote and dispose of the Shares.

Other than as set forth above, the Reporting Person is not the beneficial owner of any shares of Common Stock of the Issuer.

The GP is not the beneficial owner of any shares of Common Stock of the Issuer.

Barnes is the beneficial owner of the IRA Shares, which constitutes approximately 0.01% of the 17,147,270 shares of Common Stock outstanding as of March 20, 2024 according to the 10-K. Barnes has the sole power to vote and dispose of the IRA Shares. Barnes is the beneficial owner of no other shares of Common Stock of the Issuer.

CUSIP No. 03074A102

On April 18, 2024, 100 shares of the Issuer’s Common Stock were sold from a discretionary client account controlled by the Reporting Person for a price of $2.63 per share. Except for the transactions described in Item 4 of this Schedule 13D and this Item 5, none of the Reporting Person, the GP or Barnes has engaged in any transactions involving the Common Stock of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

The information disclosed under Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6. The description of the Cooperation Agreement set forth in Item 4 of this Schedule 13D is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is included as an exhibit hereto and is incorporated by reference into this Item 6.

To the best knowledge of the Reporting Person, except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, the GP and/or Barnes, or among the Reporting Person the GP and/or Barnes and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Common Stock.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description
1

Cooperation Agreement, dated as of April 18, 2024, by and between AmeriServ Financial, Inc. and SB Value Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 22, 2024).

CUSIP No. 03074A102

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 22, 2024

SB VALUE PARTNERS, L.P. By: /s/ Bryan Abbott Name: Bryan Abbott Title: Chief Compliance Officer